Exhibit 1

ASX Release	Level 18, 275 Kent Street Sydney, NSW, 2000

29 April 2025

Westpac appoints Acting Chief Executive, Consumer

Westpac has announced the appointment of Carolyn McCann as Acting Chief Executive, Consumer, effective 12 May 2025.

Ms McCann is Group Executive, Customer & Corporate Services and will be seconded to lead the Consumer division while an external search is underway for a permanent replacement for outgoing Chief Executive Jason Yetton.

“Carolyn is an outstanding executive who has overhauled the operations of the bank in her current role,” said Westpac CEO Anthony Miller.

“Under Carolyn’s leadership, our broker time to decision has more than halved, scam losses have been reduced by 40% and our customer complaints process has been dramatically simplified.”

“Carolyn is a customer-focused leader who empowers her people to act. She will bring this focus to the Consumer division while we continue the search for a permanent chief executive,” Mr Miller said.

Acting Group Executive, Customer & Corporate Services

General Manager, Property, Procurement and Resilience, Carolyn Hoy will act as Group Executive, Customer & Corporate Services, during Ms McCann’s secondment.

Carolyn Hoy has been with Westpac for almost 20 years in a range of roles across Legal, Compliance and Risk.

For further information:

Hayden Cooper	Justin McCarthy
Group Head of Media Relations	General Manager, Investor Relations
0402 393 619	0422 800 321

This document has been authorised for release by Tim Hartin, Company Secretary.